DIGITAL OFFERING LLC

FINANCIAL REPORT

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Digital Offering LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1461 GLENNEYRE STREET SUITE D
(No. and Street)

LAGUNA BEACH	CA	92651
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Gordon Bean	(949) 300-2240	gmcbean@digitaloffering.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Gordon Bean _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Digital Offering LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: C E O _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Report _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DIGITAL OFFERING LLC

Table of Contents



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Digital Offering LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Digital Offering LLC (the "Company") as of December 31, 2025, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2025.
Century City, California
February 12, 2026

DIGITAL OFFERING LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$2,353,888
Prepaid expenses	40,230
Total assets	**$2,394,118**

Liabilities and Members' Equity

Accrued liabilities	$1,856,018
Total liabilities	**1,856,018**
Members' Equity	**538,100**
Total liabilities and members' equity	**$2,394,118**

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
Statement of Income
Year Ended December 31, 2025

Revenues

Commissions	$	14,191,111
Other revenue – finders fees, referral fees		1,005,975
Total revenues		15,197,086

Operating Expenses

Direct commission costs	12,519,272
Marketing	709,918
Professional	502,379
Other administrative expenses	653,058
Total operating expenses	14,384,627

Net income	$	812,459

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2025

Balance, December 31, 2024	$ 702,863
Distributions to members	(977,222)
Net income	812,459
Balance, December 31, 2025	$ 538,100

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC

Statement of Cash Flows
Year Ended December 31, 2025

		2024
Cash flows from operating activities:		
Net income	$	812,459
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid assets		(15,922)
Increase in accrued liabilities		750,561
Net Cash Provided by Operating Activities		1,547,098
Cash flows from investing activities:		0
Cash flows from financing activities:		
Distributions to members		(977,222)
Net Cash Used in Financing Activities		(977,222)
Increase in cash		569,876
Cash, beginning of year		1,784,012
Cash, end of year	$	2,353,888
Supplemental Information		
Interest Paid		$0
Taxes Paid		$24,380

The accompanying notes are an integral part of these financial statements

1. Organization and Description of Business

Organization

Digital Offering, Inc. ("DO", "Digital Offering" or the "Company") was formed on July 13, 2012 as a corporation in the State of Delaware. On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The duration of the Company is perpetual, unless dissolved pursuant to the provisions of the limited liability company operating agreement. The Company is registered as broker-dealer with the Securities and Exchange Commission, and is member of the Financial Industry Regulatory Authority ("FINRA").

On November 17, 2015, the Company formed a wholly-owned subsidiary, which is a Delaware corporation named DO Holdings, Inc. ("Holdco"). On the same day, Holdco formed another subsidiary and entered into an Agreement and Plan of Merger and Reorganization pursuant to which the Company becomes the surviving Company of the merger as approved by FINRA on December 15, 2015 and becomes a wholly-owned subsidiary of Holdco.

On May 18th, 2018, Holdco agreed to sell to Cambria Asset Management, LLC ("CAM") an equity interest in Holdco in an amount that is equal to ninety percent (90%) of the issued and outstanding equity interests of Holdco. The Company received approval of the purchase from FINRA on August 21st, 2018. As a result of this acquisition, the Company will become an affiliate, through common ownership, with Cambria Capital, LLC ("Cambria"), a FINRA registered broker-dealer and a SEC Registered Investment Advisor (CRD#133760).

DO intends to act as a managing broker-dealer and underwriter independently of the activity of Cambria. For some offerings, DO and Cambria at times may both participate in the Syndication Group for an offering, however the decision to participate in an offering will be determined independently of each other.

The Company acts as an investment bank and serves its issuer clients as placement agent in connection with private placements of securities. The Company also intends to act as placement agent in connection with offerings of securities under Regulation A of the Securities Act of 1933. The Company leverages a technology platform to facilitate private placements and Regulation A offerings. The Company, as an introducing broker-dealer, earns commission income from private placement transactions and Regulation A offerings when the private placement transaction or Regulation A offering closes.

Regulations

The Company is a registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action including fines. There are no violations to disclose at December 31, 2025 and to the date of issuance of these accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

At times, the Company's cash balances exceeded the current insured amounts under the Federal Deposit Insurance Corporation. The Company has incurred no losses for the year ended December 31, 2025. The Company's cash exceeded its insured limit of $250,000 at December 31, 2025 by $2,103,888.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. During the year ended December 31, 2025, Company paid to the California Franchise Tax Board, $11,790 and $12,590 for the tax years 2024 and 2025 respectively.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2022 to the present, generally for three year after they are filed.

Revenue Recognition

Commission revenue

The Company earns commission income from private placement and Regulation A transactions at a point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been satisfied and collection is assured. The Company does not offer nor have any obligations for returns or refunds.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach.

2. Summary of Significant Accounting Policies (continued)
Revenue Recognition

Other revenue – finders fees, referral fees and reimbursements

Other revenue includes non-refundable deposits from clients and finder fees and referral fees. Revenue is recognized over time when the performance obligations are simultaneously provided by the Company and delivered and consumed by the customer.

There were no receivables as of December 31, 2025.

Concentration of revenue

Three customers accounted for approximately 81% of total revenues for the year ended December 31, 2025.

3. Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

4. Related Party Transactions

In July 2019, the Company entered into a cost sharing arrangement with one of its members, CAM, pursuant to which CAM will be responsible for the payment of certain expenses of the Company. Since July 2019, CAM had been paying the Company's rent obligations. The Company reimbursed $22,000 of rent to CAM during the year ended December 31, 2025. The agreement with CAM shall remain in place should it ever be needed. CAM was paid professional fees of $360,702 during the year for providing staffing in the Company's offerings which are included on the Statement of Income. Separately, a total of $977,222 of capital distributions was made to CAM during the year ended December 31, 2025.

At December 31, 2025, the Company paid $28,227 of professional fees for services rendered by the affiliate Cambria. Ther are no outstanding balances owed to Cambria at December 31, 2025.

5. Net Capital Requirement

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $100,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31 2025, the Company had net capital of $497,870, which was $374,135 in excess of required minimum net capital of $123,735. Its aggregate indebtedness to net capital ratio was 3.73 to 1, as computed under SEC Rule 15c3-1.

6. Contracts and agreements

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2025 other than normal disputes for a broker dealer.

8. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, advisory services to issuers and private placement businesses. The Company has identified its CEO Gordon McBean as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The company derived 81 percent of its total revenues from three external customers in 2025.

9. Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31, 2025, through the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any material subsequent events occurred, the nature of which would require disclosure.

10. Fidelity Bond Coverage

The Company did not have the proper fidelity bond coverage at December 31, 2025. As of February 02, 2026, the Company acquired the proper fidelity bond coverage.

11. Refund Liability

As of December 31, 2025, the Accrued Liabilities balance shown on the Statement of Financial Condition includes $114,900 of accrued refunds owed to customers.

DIGITAL OFFERING LLC
SCHEDULE I
Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Act of 1934
December 31, 2025

Net Capital:

Members' equity qualified for net capital			$ 538,100
Nonallowable assets and miscellaneous capital charges:			
Prepaid expenses			40,230
Net capital			$ 497,870
Aggregate indebtedness:			
Accrued expenses	$ 1,856,018		
Total aggregated indebtedness		$ 1,856,018	

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (6 2/3 % of aggregate indebtedness of $1,856,018)	A	$ 123,735	
Minimum Dollar Amount Required	B	$ 100,000	
Greater of A or B			$ 123,735
Net capital excess of minimum requirements			$ 374,135
Ratio of aggregate indebtedness to net capital			3.37 to 1

There are no material differences between the computation of net capital presented above and the computations of net capital reported by the Company's most recently filed unaudited form X-17a-5, Part II-A.

See report of Independent Registered Public Accounting Firm

DIGITAL OFFERING LLC
SCHEDULE II
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements For
Brokers and Dealers Pursuant to SEC Rule 15c3-3
December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R 250.15c3-3 because the Company limits its business activities exclusively to private and public investment services to customers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of Independent Registered Public Accounting Firm

Digital Offering LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2025



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Digital Offering LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Digital Offering LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Digital Offering LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") but limited to (1) direct subscription-way sale of private placements; (2) advisory fees; (3) referral fees with other broker dealers and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2025. Digital Offering LLC's management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Digital Offering LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
February 12, 2026



DIGITAL OFFERING

A NEXT GENERATION INVESTMENT BANK

Digital Offering LLC
Exemption Report
For the Year Ended December 31, 2025

Digital Offering LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) direct subscription-way sale of private placements ; and (2) advisory fees; (3) referral fees from other broker delars. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Digital Offering LLC

I, William Gordon McBean, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Gordon McBean
Title: CEO

DIGITAL OFFERING LLC,
1461 GLENNEYRE STREET, Suite D, LAGUNA BEACH, CA 92651
TEL – (866) 209 1955
WEBSITE – WWW.DIGITALOFFERING.COM
MEMBER FINRA/SIPC

Digital Offering LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2025





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of Digital Offering LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Digital Offering LLC and the SIPC, solely to assist you and SIPC in evaluating Digital Offering LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Digital Offering LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Digital Offering LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Digital Offering LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
February 12, 2026

Digital Offering LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2025

	Amount
Total assessment	$ 22,664
SIPC-6 general assessment	
Payment made on July 21, 2025	(12,741)
SIPC-7 general assessment	
Payment made on January 23, 2026	(9,923)
Total assessment balance	
(overpayment carried forward)	$ -